

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3010

April 23, 2009

VIA U.S. MAIL AND FAX (562) 733-5200

James F. Flaherty III
Chief Executive Officer
HCP, Inc.
3760 Kilroy Airport Way
Suite 300
Long Beach, CA 90806

> **Re: HCP, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-08895**

Dear Mr. Flaherty:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                                    Sincerely,

                                                    Kevin Woody
                                                    Branch Chief